Exhibit 8.10(b)

February 11, 2004

Ms. Andrea Lisher

JPMorgan Chase Bank

522 Fifth Ave.

New Yrk, NY 10036

Dear Ms. Lisher:

This letter sets forth the agreement between Federal Kemper Life Assurance Company (the “Company”) and JPMorgan Chase Bank (“Morgan”) concerning certain administrative services.

1.	Administrative Services and Expenses. Administrative services for the Company’s Separate Account (the “Account”) which invests in the J. P. Morgan Series Trust II (the “Fund”) pursuant to the Participation Agreement among the Company and the Fund, dated February 11, 2004 (the “Participation Agreement”), and for purchasers of variable contracts (the “Contracts”) issued through the Account, are the responsibility of the Company. Certain administrative services for the Fund in which the Account invests, and administrative and shareholder services for purchasers of shares of the Fund, are the responsibility of Morgan.

Morgan recognizes the Company as the sole shareholder of record of shares of a Portfolio offered by the Fund (the “Portfolios”) purchased under the Participation Agreement on behalf of the Account. Morgan further recognizes that it will derive a substantial savings in administrative and shareholder servicing expenses by virtue of having the Company as the shareholder of record of shares of the Fund purchased under the Participation Agreement, rather than multiple shareholders having record ownership of such shares. The administrative and shareholder servicing expenses for which Morgan will derive such savings are set forth in Schedule A to this letter agreement.

2.	Expense Payments. (a) In consideration of the anticipated administrative and shareholder servicing expense savings resulting from the Company’s services set forth above, Morgan agrees to pay the Company a fee, computed daily and paid monthly in arrears, applied to the average daily net asset value of the total number of shares of the Portfolios held in the subaccount of the Account and equal to the following rate:

•	When assets total between $0 and $ 50,000,000, the fee shall be twenty-five basis points (0.25%);

•	When assets total between $50,000,001 and $100,000,000, the fee shall be thirty points (0.30%);

•	When assets exceed $ 100,000,000, the fee shall be thirty-five basis points (0.35%).

The fees stated above apply to shares of the following Portfolios held in the subaccount of the Account:

J. P. Morgan Small Company Portfolio

J.P. Morgan International Equity Portfolio

J.P. Morgan Mid Cap Value Portfolio

(b) As soon as practicable after the end of each month, Morgan will calculate Company’s fee for the preceding month as stated in this Paragraph 2 and pay such fee to Company. For purposes of this paragraph 2, the average daily net asset value of the shares of the Fund will be based on the net asset values reported by such Fund to the Company.

3.	Nature of Payments. The parties to this letter agreement recognize and agree that Morgan’s payments to the Company relate to administrative and shareholder services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Fund, and that these payments are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative and shareholder servicing expense payments made by Morgan to the Company pursuant to Paragraph 2 of this letter agreement will not be deemed to be conclusive with respect to actual administrative and shareholder servicing expenses or savings of Morgan.

4.	Representations. The Company represents and warrants that in performing the services and receiving the compensation described in this letter agreement it will comply with all applicable laws, rules and regulations.

5.

Expenses related to printing and distribution of Fund related documents to Contractholders. In connection with Article 4.2(ii) of the Participation Agreement, Morgan will pay the portion of the printing costs for Designated Portfolio Documents (as defined in Article 4.2) necessary in order to provide one copy for each Contractholder who is invested in a designated subaccount of the Account on each occasion that such document is required by law or regulation to be delivered to such Contractholder, and provided the appropriate documentation is provided and approved by Morgan. Morgan or the Fund shall provide the Company with a copy of the Fund’s current statement of additional information, including any amendments or supplements, in a form suitable for the Company to duplicate. The expenses of furnishing, including mailing, to Contractholders the Designated Portfolio Documents shall be borne by Company. For each of the documents provided to Company in accordance with Article 4.2 (i) of the Participation Agreement, Morgan shall provide Company, upon Company’s request and at Company’s expense, additional copies. In no event shall Morgan be responsible for the costs of printing or delivery of Designated Portfolio

Documents to potential or new Contractholders or the delivery of Designated Portfolio Documents to existing Contractholders.

6.	Term. This letter agreement will remain in full force and effect for so long as any assets of the Fund are attributable to amounts invested by the Company under the Participation Agreement, unless terminated in accordance with Paragraph 6 of this letter agreement. Fees will continue to be due and payable with respect to the shares attributable to existing Contracts for only so long as such payments comply with applicable laws, rules and regulations.

7.	Termination. This letter agreement will be terminated upon mutual agreement of the parties hereto in writing.

8.	Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

9.	Counterparts. This letter may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative and shareholder servicing expenses payments, please sign below and return a signed copy to us.

Very truly yours,

FEDERAL KEMPER LIFE ASSURANCE COMPANY

By:

Acknowledged and Agreed:

JPMORGAN CHASE BANK

By:
Andrea Lisher
Vice President

Attachment: Schedule A

SCHEDULE A

Maintenance of Books and Records

•	Record issuance of shares

•	Record transfers (via net purchase orders)

•	Reconciliation and balancing of the separate account at the fund level in the general ledger, at various banks and within systems interface

Communication with the Fund

•	Purchase Orders

•	Determination of net amount available for investment by the Fund

•	Deposit of receipts at the Fund’s custodian (generally by wire transfer)

•	Notification of the custodian of the estimated amount required to pay dividend or distribution

•	Redemption Orders

•	Determination of net amount required for redemptions by the Fund

•	Notification of the custodian and Fund of cash required to meet payments

•	Cost of share redemption

•	Daily pricing

Processing Distributions from the Fund

•	Process ordinary dividends and capital gains

•	Reinvest the Fund’s distributions

Report

•	Periodic information reporting to the Fund

Fund-related Contractowner Services

•	Financial consultant’s advice to contractowners with respect to Fund inquiries (not including information about performance or related to sales)

•	Communications to contractowners regarding Fund and subaccount performance

Other Administrative Support

•	Providing other administrative support for the Fund as mutually agreed between the Company and the Fund or the Adviser

•	Relieving the Fund of other usual or incidental administrative services provided to individual contractowners